UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50032
CUSIP NUMBER 673833 10 9

(Check One) [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended September  30, 2016.

     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Oakridge Global Energy Solutions, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office:	3520 Dixie Highway NE Palm Bay, FL 32905

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Oakridge Global Energy Solutions, Inc. (the "Registrant") was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September  30, 2016 (the "Quarterly Report") by the November 15, 2016 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended September 30, 2016 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

Stephen Barber Chief Executive Officer and interim Financial Officer
3520 Dixie Hwy. NE
Palm Bay, FL  32905
(321) 802-9772

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934
or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?
If the answer is no, identify report(s). [X] Yes  [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [  ] No

It is anticipated that the Registrant will report substantially less fixed assets and inventory for the period ended September 30, 2016, than for the fiscal year ended December 31, 2015 as a result of anticipated reversal of the bargain purchase of Brent-Tronics transaction.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OAKRIDGE GLOBAL ENERGY SOLUTIONS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2016

By/s/Stephen Barber
Stephen J. Barber
Chief Financial Officer, Interim Financial Officer